UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2020
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces the Appointment of Daniel Dominguez as Chief Financial Officer

LIMA, Peru--(BUSINESS WIRE)--September 8, 2020--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE:BVN; Lima Stock Exchange:BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that Buenaventura's Board of Directors (the "Board") has elected Daniel Dominguez as Buenaventura’s Chief Financial Officer, effective September 8, 2020. Mr. Dominguez will succeed Leandro Garcia, who was appointed as Buenaventura’s Chief Executive Officer on July 30, 2020, effective September 1, 2020.

Roque Benavides, Chairman of Buenaventura, commented, “I am confident that Daniel will strengthen our leadership team with his strategic, financial and business acumen and will help our Company continue to grow and perform. He has been with Buenaventura for 20 years, and has broad experience, a proven track record and a reputation of driving business results in line with Buenaventura’s values and credo. With Daniel's support, we look forward to capitalizing on our future business opportunities and delivering enhanced value to our shareholders.”

Mr. Dominguez has served in several positions at Buenaventura, most recently as Supply Chain Manager since 2017. Prior to this role, he was the Company’s Financial Planning and Investor Relations Manager from 2016 to 2017, Director of Treasury and Financial Planning from 2012 to 2016, and Head of Treasury from 2003 to 2012. He began his career in 2000 as Head of Treasury at IMINSUR, previously a subsidiary of Buenaventura.

Mr. Dominguez holds a Bachelor’s Degree in Economics and a Master of Business Administration from Universidad del Pacifico. He also successfully completed the Harvard Business School General Management Program (GMP-16) in 2015 and the London Business School Corporate Finance Program in 2010.

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura

Contacts

Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

NY:
Barbara Cano
(646) 452 2334 / barbara@inspirgroup.com

Company Website: www.buenaventura.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Executive Officer

Date: September 8, 2020